Exhibit 1.01

Enpro Inc. – 2024 Conflict Minerals Report

1.	Introduction

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Rule 13p-1 under the Securities Exchange Act (collectively, the “Rule”) relate to the use of gold, as well as tin, tantalum and tungsten, which are derivatives of cassiterite, columbite-tantalite and wolframite (collectively, “Conflict Minerals”), in manufactured products. Pursuant to the Rule, each issuer for whom Conflict Minerals are necessary to the functionality or production of a product that they manufacture must annually conduct a reasonable inquiry to determine whether any of the Conflict Minerals used by such issuer originated in the Democratic Republic of the Congo (DRC) or an adjoining country (collectively, the “Covered Countries”). If such issuer has reason to believe that its Conflict Minerals may have originated in the Covered Countries, the Rule requires such issuer to submit a report to the Securities and Exchange Commission (“SEC”) that includes, among other things, a description of the measures it took to exercise due diligence on the Conflict Minerals’ source and chain of custody, if known, the facilities used to process the Conflict Minerals and the country of origin of the Conflict Minerals, and the efforts to determine the mine or location of origin.

In accordance with the Rule, Enpro Inc. (“Enpro,” the “Company,” “we” or “us”) is submitting this Conflict Minerals Report for the period January 1, 2024 through December 31, 2024 (the “Reporting Period”).

2.	Description of Enpro’s Products

Enpro is a leader in designing, developing, manufacturing, servicing and marketing proprietary engineered industrial products and serves a wide variety of customers in varied industries around the world. Its products and solutions sold during the Reporting Period included metallic, non-metallic and composite material gaskets; dynamic seals; compression packing; elastomeric components; custom-engineered mechanical seals; high performance metal seals; hydraulic components; test, measurement and sensing analyzers; sanitary gaskets; hoses and fittings for hygienic process industries; fluid transfer products for the pharmaceutical and biopharmaceutical industries; wheel-end and suspension components for commercial vehicles; cleaning, coating, testing, refurbishment and verification for critical components and assemblies used in advanced node semiconductor manufacturing equipment; specialized optical filters and proprietary thin-film coatings; front-end wafer processing sub-systems and new and refurbished electrostatic chuck pedestals for the semiconductor equipment industry; and edge-welded metal bellows.

Certain of our products contain Conflict Minerals. Due to the depth of our supply chain, we are often well removed from the sources of ore from which these metals are produced and the smelters/refiners that process those ores; the efforts undertaken to identify the countries of origin of those ores reflect our circumstances and position in the supply chain. The amount of information available globally on the traceability and sourcing of these ores is limited at this time; this situation is not unique to us. We have taken steps to identify the applicable smelters and refiners of Conflict Minerals in the supply chain; however, we believe that the smelters and refiners of Conflict Minerals are best situated to identify the sources and countries of origin of the Conflict Minerals. We rely on our suppliers to provide us with information on the origin of any Conflict Minerals contained in components and materials supplied to us.

The due diligence efforts noted below were undertaken on the products manufactured by the Company in 2024.

3.	The Rule’s 3 Step Process

The Rule requires filers to perform a three-step process: (i) determine the applicability of the Rule to their business, (ii) perform a Reasonable Country of Origin Inquiry (“RCOI”) and (iii) conduct due diligence on the source and chain of custody.

A.  Applicability of the Rule

Based on due diligence conducted within each of its divisions, Enpro determined that during the Reporting Period (i) Conflict Minerals were “necessary to the functionality or production” of certain products that it manufactured or contracted to be manufactured and (ii) certain of its divisions had components or materials subject to the Rule.

B.  Reasonable Country of Origin Inquiry (RCOI)

The Rule requires Enpro to engage in a RCOI, which is a survey process to be performed in good faith based on Enpro’s facts and circumstances such as size, products, relationships with suppliers and supply chain visibility.

For the Reporting Period, Enpro sought to obtain reasonable representations from each surveyed supplier indicating the facilities in which Conflict Minerals in its supply chain were processed, whether such Conflict Minerals originated in the Covered Countries, and if such Conflict Minerals came from recycled or scrap sources.

Enpro retained a third-party service provider, Assent Compliance (“Assent”), to assist with reviewing its supply chain for the Reporting Period. Enpro provided Assent with a list of suppliers that were determined to be in scope for the RCOI based on the methodology described in Section 4, OECD Step 2 below. This list was uploaded to the Assent Conflict Minerals Module (the “Assent Module”).

Enpro used the EICC-GeSI Conflict Minerals Reporting Template (“CMRT”) version 6.22 to survey in-scope suppliers for each Enpro division. Suppliers were contacted via the Assent Module, a SaaS platform provided by Assent that enables users to complete and track supplier communications, as well as allow suppliers to upload completed CMRTs directly to the platform for assessment and management.

Assent requested that all in-scope suppliers complete a CMRT and included training and education to guide suppliers on best practices and the use of this template. Assent monitored and tracked communications in the Assent Module for future reporting and transparency. Automated data validation was performed on submitted CMRTs, with the goal of increasing the accuracy of submissions and identifying contradictory answers. Suppliers were contacted in regards to invalid forms.

Assent compared the list of smelters and refiners provided in supplier responses to the lists of smelters maintained by the Conflict-Free Sourcing Initiative (“CFSI”). Most CMRTs were completed on an Enpro division level basis, which did not allow Enpro to identify which smelters or refiners listed by its suppliers actually processed the Conflict Minerals contained in its products.

Assent recently reported to Enpro that it believes, based on information available at this time, that 212 of 340 known operational smelters and refiners were classified as either “conformant” or “active” in the “Responsible Minerals Assurance Process” (formerly known as “Conflict-Free Smelter Program”), which is a program conducted by the Responsible Mineral Initiative. On behalf of Enpro and other Assent customers, Assent conducted outreach to encourage the remaining smelting and refining facilities to participate in the Responsible Minerals Audit Process (RMAP) through the Responsible Minerals Initiative (RMI) or a cross-recognized program.

For additional information regarding Enpro’s RCOI process, please see the descriptions of OECD Step 1 and OECD Step 2 in Section 4 below.

C.  Due Diligence on the Source and Chain of Custody of Conflict Minerals

As required by the Rule, Enpro conducted due diligence on the source and chain of custody of Conflict Minerals used in its supply chain.

For additional information regarding Enpro’s due diligence efforts, please see the descriptions of OECD Step 3, OECD Step 4 and OECD Step 5 in Section 4 hereof.

Based on its due diligence for the Reporting Period, Enpro was unable to conclude that Conflict Minerals used in its supply chain during the Reporting Period did not originate in the Covered Countries; therefore, we have furnished this Conflict Minerals Report.

4.	Enpro’s OECD-Based Conflict Minerals Compliance Program

Consistent with the Rule, we designed our processes based on the internationally recognized due diligence framework developed by the Organisation for Economic Cooperation and Development (“OECD”) titled “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected Areas and High-Risk Areas (2016).” Our Conflict Minerals compliance program is based on the five steps that comprise that framework. Below is a description of the measures we have performed under our Conflict Minerals compliance program.

OECD Step 1:  Established Company Management Systems

A.	Enpro structured an internal management system to support supply chain due diligence as described below.

•	We adopted a Conflict Minerals policy statement.

•
We assigned authority and responsibility for the implementation of Enpro’s supply chain due diligence process to a Conflict Minerals Steering Committee, which includes cross-functional participation from our Supply Chain, Finance and Legal departments.

•
The Conflict Minerals Steering Committee established a Conflict Minerals Team consisting of supply chain professionals from each Enpro division, as well as a customer relationship professional. This team interfaces with internal Enpro functions, suppliers and customers on Conflict Minerals matters.

B.	In an effort to improve transparency over the Conflict Minerals supply chain, Enpro has taken the following steps:

•	We requested that our suppliers that are within the scope of our Conflict Minerals due diligence efforts complete a survey based upon the CMRT template.

•	We increased awareness of the Rule through our survey process.

•	We communicated to suppliers our expectations on responsible supply chains of minerals from conflict-affected and high-risk areas.

•	We adopted a Conflict Minerals record retention policy whereby Enpro maintains Conflict Minerals related records for a minimum of five years.

•	Since 2017, Enpro has used third-party web-based tools to partially automate its RCOI efforts.

C.
Enpro established a company level grievance mechanism allowing any interested party (affected persons or whistle-blowers) to voice concerns regarding the circumstances of  mineral extraction, trade, handling and export in a conflict-affected and high-risk area by contacting us at conflictminerals@enpro.com.

OECD Step 2: Identified and Assessed Risks in the Supply Chain

Enpro’s approach to this step varied by division as illustrated below. For the Reporting Period, the Company’s Garlock, Technetics Sealing and Technetics Semi divisions determined that certain of their products do not incorporate any Conflict Minerals and therefore it was not necessary for them to survey suppliers that supply for those products only. Accordingly, Garlock, Technetics Sealing and Technetics Semi surveyed suppliers only of its other products that may contain Conflict Minerals. Each other applicable Enpro division elected to survey suppliers that represent at least eighty percent (80%) of its aggregate spend during a material portion of the Reporting Period, while disregarding certain suppliers who clearly, by the nature of what they supply, did not provide products that could contain Conflict Minerals.

Enpro Division	Survey Based on Product Analysis	Survey Based on Supplier Analysis
Garlock	✔
STEMCO		✔
Technetics Sealing	✔
Technetics Semi	✔
Alluxa		✔
NxEdge		✔
AMI		✔

OECD Step 3: Designed and Implemented a Strategy to Respond to Identified Risks

We designed and adopted a risk management plan as part of our conflict mineral procedures. As necessary, we reported material findings to Enpro senior management, outlining the information gathered and the actual and potential risks identified in the supply chain risk assessment.

OECD Step 4: Third-Party Audits of Smelter Due Diligence Practices

Enpro does not contract directly with smelters and does not perform or direct audits of these entities within our supply chain.  We rely on initiatives such as the CFSI to help verify conflict-free smelters and contribute to the improvement of due diligence practices used by smelters and others throughout the supply chain.

OECD Step 5: Report Annually on Supply Chain Due Diligence

Enpro reports annually, via Form SD, to the SEC regarding its use of Conflict Minerals, including a brief description of its due diligence efforts for responsible sourcing of minerals from conflict-affected and high-risk areas. When required, we also file a Conflict Minerals Report. We provided a link on our website so that the public may view our Conflict Minerals policy statement and the most recently filed Form SD and Conflict Minerals Report.

5.	Facilities Used to Process Conflict Minerals in Covered Products, if Known

The survey that we sent to suppliers was designed to identify the facilities used to process the Conflict Minerals used in our products. While Enpro has been able to identify certain smelters that we believe are part of our extended supply chain based on our RCOI, our suppliers were unable to represent to us that Conflict Minerals from smelters they listed had actually been included in components they supplied to Enpro. We have therefore elected not to present the smelter names in this report.

6.	Anticipated Future Measures

In future years, we will continue to focus on improving the quality of supplier responses. We may also adjust our RCOI to include new suppliers as appropriate. For 2025, we intend to engage Assent to again assist with conducting our RCOI.

Going forward, Enpro’s due diligence approach will involve working through its suppliers, who in turn will contact their suppliers, with this process repeated until reaching the supplier who is supplied directly from the smelter. If we discover that any material, part or component we procure contains Conflict Minerals that originate in the Conflict Region and is used to fund conflict, we will take appropriate actions to transition our product(s) to be “DRC conflict free” (defined in the Rule as “products that do not contain conflict minerals that directly or indirectly finance or benefit armed groups in the” Covered Countries). We will also use this information to refine our due diligence process so that we can better allocate our resources and efforts.